+
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

       UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 15)*


                          United Auto Group, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
---------------------------------------------------------------------------
         and Non Voting Common Stock (Par Value $0.0001 Per Share)
                       (Title of Class of Securities)

                                909440 10 9
---------------------------------------------------------------------------
                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
---------------------------------------------------------------------------
                             New York, NY 10004
                                212-859-8000
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              August 15, 2001
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9
---------- ------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                                 (b) |_|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

                    NOT APPLICABLE
---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ------------------------------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            7,393,260

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0
                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            7,393,260
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0
------------------------- -------- ------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    20,433,783

---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                        |_|


---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.6%

---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9

-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                                 (b) |_|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

                    NOT APPLICABLE
---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ------------------------------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            2,071,856

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            2,071,856
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

------------------------- -------- ------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    20,433,783


---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                        |_|


---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.6%

---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9

-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PENSKE CAPITAL PARTNERS, L.L.C.


---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                                 (b) |_|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE


---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

                    NOT APPLICABLE
---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ------------------------------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            9,869,461

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            550,965
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              9,318,496

------------------------- -------- ------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    20,433,783


---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                        |_|


---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.6%


---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9

-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES A. HISLOP


---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                                 (b) |_|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

                    NOT APPLICABLE
---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

---------- ------------------------------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            75,000

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            9,869,461

                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            75,000
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              9,869,461

------------------------- -------- ------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    20,433,783


---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                        |_|


---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.6%


---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9

-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ROGER S. PENSKE


---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                                 (b) |_|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

                    NOT APPLICABLE
---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

---------- ------------------------------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            441,667

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            19,917,116

                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            441,667
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              19,917,116

------------------------- -------- ------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    20,433,783


---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                        |_|

---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.6%

---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9

-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PENSKE CORPORATION


---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |X|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

                    NOT APPLICABLE
---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ------------------------------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            10,047,655

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            10,047,655
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              5,863,678

------------------------- -------- ------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    20,433,783


---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                        |_|

---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.6%

---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ------------------------------------------------------------------

     This Amendment No. 15 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, and Amendment No. 14 filed on June 26, 2002 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

          On August 15, 2002, each of Mitsui, Penske Automotive, and the Company entered into a separate agreement to purchase shares of Voting Common Stock at $15.85 per share from Combined Specialty Insurance Company (formerly Virginia Surety Company)("AON").

          By reason of the these stock purchase agreements, Mitsui and the Reporting Persons may be deemed to constitute a Group. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a Group exists, and the existence of any such Group is hereby expressly disclaimed. The Reporting Persons hereby expressly disclaim any beneficial ownership in any Voting Common Stock beneficially owned by Mitsui.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The total amount of funds used to purchase 50,000 shares of Voting Common Stock of the Company purchased by Penske Corporation through Penske Automotive, its wholly owned subsidiary, on June 26, 2002, was $1,003,000. Such funds were obtained from the working capital of Penske Corporation, and were contributed to Penske Automotive by Penske Corporation.

          The total amount of funds used to purchase 75,000 shares of Voting Common Stock of the Company purchased by James A. Hislop between June 26 and August 19, 2002 was $259,280 and such funds were obtained from the personal funds of James A. Hislop.

          The total amount of funds used to purchase the 100,784 shares of Voting Common Stock of the Company purchased by Penske Corporation through Penske Automotive, its wholly owned subsidiary on August 15, 2002, from AON pursuant to the Purchase Agreement by and among AON and Penske Automotive (the "AON Stock Purchase Agreement") was $1,597,426.40 and such funds were obtained from the working capital of Penske Corporation and were contributed by Penske Corporation to Penske Automotive.

ITEM 4.   PURPOSE OF TRANSACTION.

          The shares purchased by Penske Corporation through Penske Automotive, its wholly owned subsidiary, pursuant to the AON Stock Purchase Agreement were purchased for investment purposes.

          The shares of Voting Common Stock purchased by James A. Hislop were purchased for investment purposes.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          The Reporting Persons were advised by the Company that as of August 19, 2002 there were 38,836,579 shares of Voting Common Stock outstanding (not including any securities convertible into Voting Common Stock.

          (a) As of August 19, 2002, as a result of the transactions previously reported on this Schedule 13D and (i) the distribution of the 1,363,562 shares of Voting Common Stock to non-managing members and 57,842 shares of Voting Common Stock to the managing member of IMCG I reported herein, (ii) the distribution of the 129,822 shares of Voting Common Stock to the managing member of IMCG II reported herein, (iii) the receipt of 652,452 shares of Voting Common Stock upon the conversion of the Series B Preferred Stock including 3,864 shares of Voting Common Stock received in lieu of cash dividends accrued on the outstanding shares of Series B Preferred Stock since June 30, 2002, and (iv) the purchase of (x) of 15,000 shares of Voting Common Stock by James A. Hislop and (y) 50,000 shares of Voting Common Stock by Penske Corporation through Penske Automotive, each in open market purchases between the date of the filing of Amendment No. 14 to this Schedule 13D and August 19, 2002, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 20,433,783 shares of Voting Common Stock, which constitutes approximately 50.6% of the 40,364,359 shares of Voting Common Stock deemed to be outstanding for this purpose. The 40,364,359 shares deemed to be outstanding was determined by adding the 38,836,579 shares of Voting Common Stock outstanding as of August 19, 2002 to the 1,527,580 shares of Voting Common Stock into which the securities reported as beneficially owned by the Reporting Persons are convertible.

          As of August 19, 2002, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 48.7% of the voting power with respect to matters coming before the holders of the Voting Common Stock.

          (b) As of August 19, 2002, assuming the conversion into Voting Common Stock of the shares of Non-Voting Common Stock, IMCG I has the sole power to direct the vote of 7,393,260 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote of 2,071,856 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Restated Stockholders Agreement. PCP has the sole power to direct the vote of 9,869,461 shares of Voting Common Stock. Penske Corporation has the sole power to direct the vote of 10,047,655 shares of Voting Common Stock. Roger
S. Penske has the sole power to direct the vote of 20,000 shares of Voting Common Stock, and, upon (x) the exercise of the Second Closing Options, (y) the exercise of a portion of an option (such portion covering 16,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on January 14, 2001 and in part on January 14, 2002, and (z) the exercise of a portion of an option (such portion covering 5,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 28, 2002, Roger S. Penske will have the sole power to direct the vote of an aggregate of 441,667 shares of Voting Common Stock and shared power to direct the vote of 19,917,116 shares of Voting Common Stock. James A. Hislop has the sole power to direct the vote of 75,000 shares of Voting Common Stock and shared power to direct the vote of 9,869,461 shares of Voting Common Stock.

          As of August 19, 2002, subject to certain restrictions contained in the IMCG I Letter Agreement and the IMCG II Letter Agreement, as applicable:

               o IMCG I has the sole power to direct the disposition of 7,393,260 shares of Voting Common Stock,

               o IMCG II has the sole power to direct the disposition of 2,071,856 shares of Voting Common Stock,

               o Penske Corporation has the sole power to direct the disposition of 10,047,655 shares of Voting Common Stock and the shared power to direct the disposition of 5,863,678 shares of Voting Common Stock,

               o PCP has the sole power to direct the disposition of 550,965 shares of Voting Common Stock and the shared power to direct the disposition of 9,318,496 shares of Voting Common Stock,

               o Roger S. Penske has the sole power to direct the disposition of 20,000 shares of Voting Common Stock, and, upon (x) the exercise of the Second Closing Options, (y) the exercise of a portion of an option (such portion covering 16,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on January 14, 2001 and in part on January 14, 2002 and (z) the exercise of a portion of an option (such portion covering 5,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 28, 2002, Roger S. Penske will have the sole power to direct the disposition of an aggregate of 441,667 shares of Voting Common Stock and the shared power to direct the disposition of 19,917,116 shares of Voting Common Stock, and

               o James A. Hislop has the sole power to direct the disposition of 75,000 shares of Voting Common Stock and the shared power to direct the disposition of 9,869,461 shares of Voting Common Stock.


          (c)   Between the date of the filing of Amendment No. 14 to this
Schedule 13D and August 19, 2002, Penske Corporation purchased the following shares of Voting Common Stock, through its wholly owned subsidiary Penske Automotive, in an open market transactions on the New York Stock Exchange:

------------------------------------------------------------------------------
Purchase Date        Number of Shares               Per Share Purchase Price
-------------        ----------------               ------------------------
------------------------------------------------------------------------------
June 26, 2002        50,000                         $20.06
------------------------------------------------------------------------------

                Between the date of the filing of Amendment No. 14 to this
Schedule 13D and August 19, 2002, James A. Hislop purchased the following shares of Voting Common Stock, all in open market transactions on the New York Stock Exchange:

------------------------------------------------------------------------------
Purchase Date        Number of Shares               Per Share Purchase Price
-------------        ----------------               ------------------------
------------------------------------------------------------------------------
July 31, 2002        12,400                         $17.40
------------------------------------------------------------------------------
July 31, 2002         2,300                         $16.75
------------------------------------------------------------------------------
July 31, 2002           300                         $16.65
------------------------------------------------------------------------------

          On July 8, 2002, (i) IMCG I distributed 57,847 shares of Voting Common Stock to its managing member and (ii) IMCG II distributed 129,822 shares of Voting Common Stock to its managing member.

          On August 3, 2002, in accordance with the Certificate of Designation of the Series B Preferred Stock, IMCG II converted 648.588 shares of Series B Preferred Stock owned of record by it and acquired direct ownership of the 652,452 shares of Voting Common Stock (which includes 3,864 shares of Voting Common Stock received in lieu of cash dividends accrued on the outstanding shares of Series B Preferred Stock since June 30, 2002).

          On August 15, 2002, IMCG I distributed 1,363,562 shares of Voting Common Stock to certain of its non-managing members for such members to sell pursuant to Rule 144 and intends to distribute 110,947 shares of Voting Common Stock to its managing member.

          On August 15, 2002, (i) Penske Corporation through Penske Automotive, its wholly owned subsidiary, purchased from AON 100,784 shares of Voting Common Stock pursuant to the AON Stock Purchase Agreement, (ii) Mitsui purchased from AON 253,315 shares of Voting Common Stock pursuant to the Purchase Agreement dated as of August 15, 2002, by and among AON and Mitsui and (iii) the Company purchased from AON 1,009,463 shares of Voting Common Stock pursuant to the Purchase Agreement, dated as of August 15, 2002, by and among AON and the Company, all at a cash price of $15.85 per share.

          Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since June 26, 2002, the date of filing of the fourteenth amendment to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

AON Stock Purchase Agreement
----------------------------

          On August 15, 2002, Penske Corporation through Penske Automotive, its wholly owned subsidiary, purchased from AON 100,784 shares of Voting Common Stock pursuant to the AON Stock Purchase Agreement at a cash price of $15.85 per share.

          A majority of the disinterested members of the Board of Directors of the Company authorized and approved the AON Stock Purchase Agreement. For this purpose, Roger S. Penske, James A. Hislop and Rich Peters, a principal at PCP and president of Penske Corporation, were deemed interested members of the Board of Directors because of their pecuniary interests in the foregoing transactions. This fact was fully disclosed to the Board of Directors at the time of the vote.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2002


                                       INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                       By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                              Its Managing Member



                                              By: /s/ James A. Hislop
                                                  ---------------------------
                                                  James A. Hislop
                                                  President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2002


                                       INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                       By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                              Its Managing Member



                                              By: /s/ James A. Hislop
                                                  ---------------------------
                                                  James A. Hislop
                                                  President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2002


                                       PENSKE CAPITAL PARTNERS, L.L.C.



                                       By:  /s/ James A. Hislop
                                            ----------------------------------
                                            James A. Hislop
                                            President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2002






                                       /s/ James A. Hislop
                                       -----------------------------------
                                       James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2002






                                       /s/ Roger S. Penske
                                       -----------------------------------
                                       Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2002


                                       PENSKE CORPORATION



                                       By: /s/ Robert Kurnick
                                           ----------------------------------
                                           Name:    Robert Kurnick
                                           Title:   Executive Vice President

                               EXHIBIT INDEX


Exhibit 29        --     Purchase Agreement, dated as of August 15, 2002,
                         by and among Combined Specialty Insurance Company
                         (formerly Virginia Surety Company, Inc.) and
                         Penske Automotive Holdings Corp.